Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2020

Shenzhen, China, March 16, 2021 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights:

•	Total revenues were US$50.3 million, representing an increase of 15.0% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and other IVAS”) revenues were US$25.9 million, representing an increase of 22.0% from the previous quarter.

•	Subscription revenues were US$20.7 million, representing an increase of 5.5% from the previous quarter.

•	Online advertising revenues consisting primarily of revenues from mobile advertising were US$3.8 million, representing an increase of 27.6% from the previous quarter.

•	Gross profit was US$26.8 million, representing an increase of 18.3% from the previous quarter, and gross margin was 53.3% in the fourth quarter, compared with 51.9% in the previous quarter.

•	Net income was US$4.6 million in the fourth quarter, compared with a net loss of US$1.5 million in the previous quarter.

•	Diluted earnings per ADS was approximately US$0.07 as compared with a loss of US$0.02 in the previous quarter.

Fiscal Year Ended December 31, 2020 Financial Highlights:

•	Total revenues were US$186.7 million, representing an increase of 3.0% from 2019.

•	Cloud computing and other IVAS revenues were US$89.2 million, representing an increase of 6.0% from 2019.

•	Subscription revenues were US$84.3 million, representing an increase of 3.4% from 2019.

•	Online advertising revenues were US$13.2 million, representing a decrease of 15.6% from 2019.

•	Gross profit was US$93.7 million, representing an increase of 16.1% from 2019, and gross margin was 50.2%, compared with 44.5% in the previous year.

•	Net loss was US$14.1 million for fiscal year 2020, compared with a net loss of US$53.4 million for 2019.

•	Diluted loss per ADS in 2020 was US$0.21, compared with a loss of US$0.79 in the previous year.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “We closed 2020 with a strong fourth quarter, completing a year of transition and progresses by outperforming our revenue guidance and achieving profitability in the quarter. The successful execution of our strategic focus on our core competitiveness and operational optimization is paying off with excellent results in all key operating and financial metrics. We are pleased to report a 15.0% quarter-over-quarter growth in our total revenues and a net income of $4.6 million in the fourth quarter.”

“In 2020, we focused on optimizing our product features to improve user experiences and enhance our long-term competitiveness. Especially, we continued expansion of our cloud computing service capabilities with a growing and diversified enterprise client base. We also furthered our endeavor to improve blockchain technology and explored its applications by cooperating with higher learning institutions and other entities.”

“Looking forward, we have high expectations for 2021 and anticipate it will be a year of continued progresses and accomplishments. We are thrilled that the construction of our long-waited Xunlei headquarters building will soon be completed and we’ll immediately start to prepare for operations. The completion of Xunlei building will release us from a significant capital commitment and allow us to allocate additional resources for business development. Our goal is to continue product innovation and seek breakthroughs in our business development. In particular, we will continue to develop our decentralized digital database technology and computing paradigm and explore game-changing applications. We will also develop differentiated short-video products and set sights on selected international markets. With approximately $255.1 million cash, cash equivalents and short-term investments on hand, we believe our solid balance sheet will put us in a strong position to finance growth and capture new opportunities,” concluded Mr. Jinbo Li.

Fourth Quarter 2020 Financial Results

Total Revenues

Total revenues were US$50.3 million, representing an increase of 15.0% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from cloud computing and other IVAS, online advertising and subscription services.

Revenues from cloud computing and other IVAS were US$25.9 million, representing an increase of 22.0% from the previous quarter. The cloud computing revenue was $18.9 million, representing a 20.2% sequential increase. The increased cloud computing and other IVAS revenues were mainly due to increased sales of our cloud computing services and the refinement of operating models for our other IVAS services during this quarter.

Revenues from subscription were US$20.7 million, a slight increase compared with those in the previous quarter. The number of subscribers was 3.83 million as of December 31, 2020, compared with 3.75 million as of September 30, 2020. The average revenue per subscriber for the fourth quarter was RMB35.4, compared with RMB35.9 for the third quarter.

Revenues from online advertising were US$3.8 million, representing an increase of 27.6% from the previous quarter. The increase of online advertising revenues was largely due to the optimized operations primarily attributable to the application of precision targeting algorithm and seasonality.

Cost of Revenues

Cost of revenues was US$23.3million, representing 46.4% of our total revenues, compared with US$21.0 million or 48.1% of the total revenue in the previous quarter. The increased cost of revenues was mainly attributable to increased sales of our cloud computing and other IVAS services.

Bandwidth costs as included in cost of revenues were US$15.2 million, representing 30.2% of our total revenues, compared with US$15.4 million or 35.1% of the total revenues in the previous quarter. The decreased bandwidth costs were mainly due to increased capacity of our cloud computing nodes and improved bandwidth procurement.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming products and depreciation of servers and other equipment.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$26.8 million, representing an increase of 18.3% from the previous quarter. Gross margin was 53.3% in the fourth quarter, compared with 51.9% in the previous quarter. The increase in gross profit and gross margin was mainly due to improved gross margin of could computing services and increased revenues of subscription and online advertising businesses, which had higher gross margins than other business lines.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$12.0 million, representing 23.9% of our total revenues, compared with US$12.1 million or 27.6% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$2.8 million, representing 5.6% of our total revenues, compared with US$4.2 million or 9.6% of our total revenues in the previous quarter. The decreased sales and marketing expenses were mainly due to fewer promotional activities and a write-back of the expenses which were previously accrued.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$7.9 million, representing 15.7% of our total revenues, compared with US$7.5 million or 17.1% of our total revenue in the previous quarter. The increase in general and administrative expenses was primarily due to increased employee welfare expenses partially offset by decreased legal fees due to reversal of provision based on the progress of certain cases.

Operating Income/(Loss)

Operating income was US$4.1 million, compared with an operating loss of US$1.0 million in the previous quarter.

Other Income/(Loss), Net

Other income was US$0.6 million, compared with other loss of US$0.3 million in the previous quarter. The variance was primarily due to the increased investment income.

Net Income/(Loss) and Earnings/(Loss) Per ADS

Net income was US$4.6 million, compared with a net loss of US$1.5 million in the previous quarter. Non-GAAP net income was US$4.8 million in the fourth quarter of 2020, compared with a net loss of US$0.9 million in the previous quarter. The decreased net loss and non-GAAP net loss were primarily due to the increase in revenues of each business line and a higher gross margin as discussed above.

Diluted earnings per ADS in the fourth quarter of 2020 was approximately US$0.07 as compared with a loss of US$0.02 in the third quarter of 2020.

Cash Balance

As of December 31, 2020, the Company had cash, cash equivalents and short-term investments of US$255.1 million, compared with US$246.0 million as of September 30, 2020.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2020

Total Revenues

Total revenues were US$186.7 million, representing an increase of 3.0% on a year-over-year basis. The increase in total revenues was mainly attributable to an increase in revenues from our cloud computing and subscription services.

Revenues from cloud computing and other IVAS were US$89.2 million, representing an increase of 6.0% on a year-over-year basis. The revenue of cloud computing business was $64.3 million, representing a 29.1% year-over-year increase. The increase in cloud computing and other IVAS revenues was mainly attributable to the increased sales of cloud computing services as a result of our expanded service capabilities and increased demand from our customers.

Revenues from subscriptions were US$84.3 million, representing an increase of 3.4% on a year-over-year basis.

Revenues from online advertising were US$13.2 million, representing a decrease of 15.6% on a year-over-year basis. The decrease was mainly due to a decreased demand for our online advertising by our mobile platform users during the first half of 2020.

Cost of Revenues

Cost of revenues were US$92.6 million, representing 49.6% of our total revenues in 2020, as compared with US$99.9 million and 55.1% of the total revenues in 2019. The decrease was mainly due to decreased sales of cloud computing products and   revenue-sharing costs for our live streaming products.

Bandwidth costs as included in cost of revenues were US$62.4 million, representing 33.4% of our total revenues, compared with US$57.1 million or 31.5% of the total revenues in the previous year. The increase was mainly due to the increased sales of our cloud computing services.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming products and depreciation of servers and other equipment.

Gross Profit and Gross Margin

Gross profit for the year was US$93.7 million, representing an increase of 16.1% on the year-over-year basis. Gross margin was 50.2%, compared with 44.5% in the previous year. The increases in gross profit and gross margin were mainly due to the increased capacity of our cloud computing nodes and the optimized procurement.

Research and Development Expenses

Research and development expenses for the year were US$55.5 million, representing 29.7% of our total revenues, compared with US$68.6 million or 37.8% of our total revenues in the previous year. The decrease was primarily due to the optimization of organizational structure, employee benefits and compensation.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$18.1 million, representing 9.7% of our total revenues, compared with US$31.8 million or 17.6% of our total revenues in the previous year. The decrease was primarily due to fewer marketing and promotional activities and the optimization of organizational structure, benefits and compensation.

General and Administrative Expenses

General and administrative expenses for the year were US$33.9 million, representing 18.2% of our total revenues, compared with US$38.9 million or 21.5% of our total revenues in the previous year. The decrease was mainly due to the decreased rental expenses as a result of consolidation of offices, decreased legal and professional fees and the optimization of organizational structure.

Impairment of Assets, Net of Recoveries

Impairment of assets, net of recoveries for the year was of US$5.1 million, comprising a one-time write-off of certain receivables and prepayments in relation to our cloud computing business, compared with a credit amount of US$2.1 million in the previous year which represented a net recovery of previously impaired assets.

Operating Loss

Operating loss was US$18.8 million, compared with an operating loss of US$56.4 million in the previous year. The decrease was mainly due to (i) the increase in revenue from cloud computing business, which had a higher gross margin compared with the previous year, (ii) the increase in revenue from subscription services, which had a higher gross margin compared with our other businesses, and (iii) the decrease in total operating expenses as a result of enhanced operating efficiency.

Net Loss and Loss Per ADS

Net loss was US$14.1 million in 2020, compared with a net loss of US$53.4 million in the previous year. Non-GAAP net loss was US$11.8 million in 2020, compared with a loss of US$48.0 million in the previous year.

Diluted loss per ADS in 2020 was US$0.21 as compared with a loss of US$0.79 in the previous year.

Cash Balance

As of December 31, 2020, the Company had cash, cash equivalents and short-term investments of US$255.1 million, compared with US$265.3 million as of December 31, 2019.

Guidance for First Quarter of 2021

For the first quarter of 2021, Xunlei estimates total revenues to be between US$53 million and US$56 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 8.0%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/3372349

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	3372349
Replay End Date:	March 24, 2021

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2020	2019
	US$	US$
Assets

Current assets:
Cash and cash equivalents	137,248	162,465
Short-term investments	117,821	102,847
Accounts receivable, net	22,983	27,533
Inventories	1,726	5,537
Due from related parties	10,970	1,658
Prepayments and other current assets	11,534	16,543
Total current assets	302,282	316,583

Non-current assets:
Restricted Cash	1,541	2,983
Long-term investments	26,734	26,365
Deferred tax assets	-	1,118
Property and equipment, net	50,725	38,770
Intangible assets, net	8,857	9,426
Goodwill	22,607	20,382
Other long-term prepayments and receivables	905	313
Right-of use assets	1,954	8,747
Total assets	415,605	424,687

Liabilities
Current liabilities:
Accounts payable	20,644	24,213
Due to related parties	5,389	5,002
Contract liability and deferred income, current portion	34,040	31,988
Lease liabilities	1,961	4,693
Income tax payable	2,553	2,550
Accrued liabilities and other payables	38,689	42,840
Total current liabilities	103,276	111,286

Non-current liabilities:
Contract liability and deferred income, non-current portion	920	1,223
Lease liabilities, non-current portion	27	4,132
Deferred tax liabilities, non-current portion	1,085	1,179
Interest-bearing bank borrowings	19,924	11,324
Total liabilities	125,232	129,144

Equity
Common shares(US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 339,165,241 shares outstanding as at December 31, 2019; 368,877,205 issued and 334,401,981shares outstanding as at December31, 2020)	84	85
Additional paid-in-capital	469,887	472,052
Accumulated other comprehensive loss	(2,145)	(13,425)
Statutory reserves	5,414	5,132
Treasury shares (29,711,964 shares and 34,475,224 shares as at December 31, 2019 and December 31, 2020, respectively)	9	7
Accumulated deficits	(181,095)	(166,973)
Total Xunlei Limited's shareholders' equity	292,154	296,878
Non-controlling interests	(1,781)	(1,335)
Total liabilities and shareholders' equity	415,605	424,687

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	50,285	43,722	48,292	186,683	181,267
Business taxes and surcharges	(138)	(34)	(82)	(312)	(602)
Net revenues	50,147	43,688	48,210	186,371	180,665
Cost of revenues	(23,322)	(21,004)	(30,297)	(92,637)	(99,913)
Gross profit	26,825	22,684	17,913	93,734	80,752

Operating expenses
Research and development expenses	(12,023)	(12,069)	(14,305)	(55,463)	(68,571)
Sales and marketing expenses	(2,794)	(4,185)	(11,139)	(18,064)	(31,820)
General and administrative expenses	(7,898)	(7,463)	(10,229)	(33,910)	(38,930)
Assets impairment loss, net of recoveries	(29)	-	94	(5,090)	2,147
Total operating expenses	(22,744)	(23,717)	(35,579)	(112,527)	(137,174)

Operating income/(loss)	4,081	(1,033)	(17,666)	(18,793)	(56,422)
Interest income	162	404	492	1,471	1,897
Interest expense	(406)	-	-	(406)	(75)
Other income/(loss), net	579	(335)	3,427	4,737	5,861
Income/(Loss) before income taxes	4,416	(964)	(13,747)	(12,991)	(48,739)
Income tax benefit / (expense)	217	(498)	(4,384)	(1,149)	(4,676)
Net income/(loss)	4,633	(1,462)	(18,131)	(14,140)	(53,415)

Net income/(loss)	4,633	(1,462)	(18,131)	(14,140)	(53,415)
Less: net loss attributable to non-controlling interest	(13)	(3)	(37)	(300)	(246)
Net income/(loss) attributable to common shareholders	4,646	(1,459)	(18,094)	(13,840)	(53,169)

Earnings/(loss) per share for common shares
Basic	0.0139	(0.0043)	(0.0534)	(0.0410)	(0.1574)
Diluted	0.0139	(0.0043)	(0.0534)	(0.0410)	(0.1574)

Earnings /(loss) per ADS
Basic	0.0695	(0.0215)	(0.2670)	(0.2050)	(0.7870)
Diluted	0.0695	(0.0215)	(0.2670)	(0.2050)	(0.7870)

Weighted average number of common shares used in calculating continuing operations:
Basic	334,401,981	336,371,957	339,111,511	337,429,601	337,845,675
Diluted	334,428,660	336,371,957	339,111,511	337,429,601	337,845,675

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,880,396	67,274,391	67,822,302	67,485,920	67,569,135
Diluted	66,885,732	67,274,391	67,822,302	67,485,920	67,569,135

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2020	2020	2019	2020	2019
	US$	US$	US$	US$	US$
GAAP operating income/(loss)	4,081	(1,033)	(17,666)	(18,793)	(56,422)
Share-based compensation expenses	200	548	1,143	2,310	5,428
Non-GAAP operating income/(loss)	4,281	(485)	(16,523)	(16,483)	(50,994)

GAAP net income/(loss)	4,633	(1,462)	(18,131)	(14,140)	(53,415)
Share-based compensation expenses	200	548	1,143	2,310	5,428
Non-GAAP net income/(loss)	4,833	(914)	(16,988)	(11,830)	(47,987)

GAAP earnings/(loss) per share for common shares:
Basic	0.0139	(0.0043)	(0.0534)	(0.0410)	(0.1574)
Diluted	0.0139	(0.0043)	(0.0534)	(0.0410)	(0.1574)

GAAP earnings/(loss) per ADS:
Basic	0.0695	(0.0215)	(0.2670)	(0.2050)	(0.7870)
Diluted	0.0695	(0.0215)	(0.2670)	(0.2050)	(0.7870)

Non-GAAP earnings/(loss) per share for common shares:
Basic	0.0145	(0.0027)	(0.0500)	(0.0342)	(0.1413)
Diluted	0.0145	(0.0027)	(0.0500)	(0.0342)	(0.1413)

Non-GAAP earnings/(loss) per ADS:
Basic	0.0725	(0.0135)	(0.2500)	(0.1710)	(0.7065)
Diluted	0.0725	(0.0135)	(0.2500)	(0.1710)	(0.7065)

Weighted average number of common shares used in calculating:
Basic	334,401,981	336,371,957	339,111,511	337,429,601	337,845,675
Diluted	334,428,660	336,371,957	339,111,511	337,429,601	337,845,675

Weighted average number of ADSs used in calculating:
Basic	66,880,396	67,274,391	67,822,302	67,485,920	67,569,135
Diluted	66,885,732	67,274,391	67,822,302	67,485,920	67,569,135

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com